Exhibit 12(a)

Computation of Ratio Earnings to Fixed Charges

(dollars in thousands)

	Fiscal Year Ended June 30,
	2010	2009	2008

Earnings:
Income (loss) before income taxes	$(18,787)	$(81,180)	$92,178
Unconsolidated affiliates’ interests, net	—	—	—
Amortization of capitalized interest	61	46	45
Interest expense and other related financing costs	11,924	11,764	11,713
Interest portion of rent expense (1)	11,152	12,901	13,659
Adjusted earnings	$4,350	$(56,469)	$117,595

Fixed Charges:
Interest expense and other related financing costs	$11,924	$11,764	$11,713
Interest portion of rent expense (1)	11,152	12,901	13,659
Total fixed charges	$23,076	$24,665	$25,372

Ratio of earnings to fixed charges	0.19	(2.29)	4.63

(1) One-third of rent expense is considered representative of the interest factor within rent expense